CHMP approves labelling update of Acomplia® in Europe

and confirms the positive benefit-risk profile of the product except in patients suffering from ongoing major depression

Paris, France, July 19, 2007 – Sanofi-aventis announced today that the Committee for Medicinal Products for Human Use (CHMP), after re-evaluation, confirms the positive benefit-risk profile of rimonabant in the indicated patient population and has issued a positive opinion on the labelling update.

Acomplia® labelling has been updated based on data reflecting 1 year of post-marketing experience mainly from Germany, France and the UK, as well as results of 5 additional clinical trials completed since the original dossier was approved in June 2006.

With this updated labelling, Acomplia® is now contraindicated in patients with ongoing major depressive illness and/or ongoing anti-depressive treatment. “Special Warnings and Precautions” of the Summary of Product Characteristics (SmPC) have been updated as well to include information on depressive disorders. A Dear Doctor Letter with the updated SmPC will be disseminated to physicians in the European countries where the product is currently marketed.

Sanofi-aventis is committed to making all necessary efforts to develop rimonabant in conditions such as type 2 diabetes, atherosclerosis, and in prevention of cardiovascular events in patients with cardiometabolic risk factors. Eleven international clinical trials are ongoing with 15.000 patients currently treated with rimonabant.

About Rimonabant

Acomplia® (rimonabant) is approved in the European Union for the treatment of obese patients (BMI equal to or greater than 30kg/m2), or those overweight (BMI greater than 27 kg/m2) with associated risk factors such as Type 2 diabetes or dyslipidemia, in conjunction with diet and physical exercise (see section 5.1).

In pivotal clinical trials lasting up to two years, rimonabant significantly reduced body weight and waist circumference, a measure of intra-abdominal fat. Rimonabant also improved blood glucose levels, HDL, triglycerides (fats in the blood), and insulin sensitivity.

The most common adverse events associated with rimonabant were consistent across studies and included gastrointestinal (nausea, vomiting, diarrhea), nervous system (headache, dizziness, paresthesia/hypoesthesia/dysesthesia) and psychiatric disorders (anxiety, insomnia, depressed mood and depression).

About sanofi-aventis

Sanofi-aventis is one of the world’s leading pharmaceutical companies, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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